Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	June 20, 2013
For Immediate Release	NR#13-05

MAG SILVER APPOINTS GEORGE PASPALAS AS
PRESIDENT AND CEO

Vancouver, B.C. MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) (“MAG” or the “Company”) announced today that George Paspalas will succeed Dan MacInnis as MAG Silver’s President and Chief Executive Officer effective October 15, 2013. George Paspalas was formerly President and Chief Executive Officer of Canadian based gold producer Aurizon Mines Ltd. which was recently acquired by Hecla Mining Company. Dan will remain as an integral member of the board of directors of the company.

The appointment was made after a broad international search and is in response to the pending retirement of incumbent President & Chief Executive Officer, Dan MacInnis by year end. “MAG is transitioning from a highly successful exploration venture to preproduction and ultimately a producing company” says Peter Barnes, Chairman of MAG’s Governance and Nominating Committee, “Dan has decided that with this shift of focus it is a good time for him to step aside and let George’s extensive production-focused skill set carry MAG to the next level. On behalf of the board I wish to thank Dan for his extraordinary exploration vision and perseverance in building MAG into a silver company with world-class pre-production assets discovered wholly through MAG’s exploration expertise.”

George Paspalas brings a wealth of technical, operating and capital market experience to MAG having been not only CEO of Aurizon but also holding senior management positions at Silver Standard where he was Chief Operating Officer for 4 years, and at Placer Dome where he held several senior positions including Senior Vice President of Projects - Technical Development and President and Chief Executive Officer, Placer Dome Africa. George brings to MAG a strong background covering the full spectrum from early stage development, mine construction and commissioning. George’s career has taken him through operations and project development globally with significant experience in Latin America, including Mexico. He clearly brings the right capabilities to grow MAG into a significant silver producing company going forward.

About MAG Silver Corp. (www.magsilver.com )
Our corporate mission is to become one of the premier companies in the silver mining industry. MAG and joint venture partner, Fresnillo plc, are jointly developing the Valdecañas and Juanicipio veins on the Juanicipio Property in Zacatecas State, where Fresnillo, as operator, expects mine production to commence in 2017.  MAG will  also  continue to conduct, upon receipt of applicable permits, advanced exploration and delineation drilling on the Upper Manto and Pegaso discoveries;  two silver, lead and zinc projects at its 100% owned Cinco de Mayo property in Chihuahua State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Peter Barnes”
Director, Chairman; Governance and Nominating Committee

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For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.

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